UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2006
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-04379	                                  8/31/2005

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Plan Investment Fund, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

2 Mid America Plaza, Suite 200, Oakbrook Terrace, IL 60181

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of Plan Investment Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2005. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2005, and with respect to agreement of security purchases and sales, for the period from June 30, 2005 (the date of our last examination) through August 31, 2005:

1. Confirmation of all securities held by the Depository Trust Company, Bank of New York, and Federal Reserve Bank of Boston in book entry form without prior notice to management;

2. Reconciliation of all such securities to the books and records of the Portfolios and the custodian;

3. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's records; and

4. Agreement of two security purchases and two security sales or maturities since June 30, 2005 from the books and records of the Portfolios to broker confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that Plan Investment Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Plan Investment Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Chicago, Illinois
January 11, 2006






Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2005, and from June 30, 2005 through August 31, 2005.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005, and from June 30, 2005, through August 31, 2005, with respect to securities reflected in the investment accounts of Plan Investment Fund, Inc.

Plan Investment Fund, Inc.

By:

David P. Behnke
President and Chief Executive Officer

Dale E. Palka
Treasurer